

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

Jaroslavna Tomsa
President
Jarex Solutions Corp.
Puces iela 47 dz.40, Riga
Latvia, LV-1082

> **Re: Jarex Solutions Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 5, 2015**
> **File No. 333-202234**

Dear Ms. Tomsa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2014 letter.

General

1.   We note your response to prior comment 1 and reissue the comment as we continue to believe that you are a shell company as defined in Rule 405. In this regard, we consider the $2,000 of unearned revenue you have generated to be nominal operations and we consider the $1,259 of other assets on your balance sheet to be nominal other assets. Accordingly, please revise your disclosure throughout the registration statement to state that you are a shell company and disclose the implications of being a shell company.

Management's Discussion and Analysis or Plan of Operation, page 16

2.   We note your disclosure that you have generated minimal revenue to date. Please revise to clarify throughout this section, as well as in your description of business section on

Jaroslavna Tomsa
Jarex Solutions Corp.
May 14, 2015
Page 2

page 20, that you have recognized no revenue to date, consistent with your financial statements.

Security Ownership of Certain Beneficial Owners and Management, page 26

3.   Please revise to update the information in this section as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Exhibit 23.1, Consent of Cutler & Co., LLC

4.   Please include a consent from your independent auditors that refers to the current registration statement. In this regard, the updated consent filed with amendment no. 2 to Form S-1 refers to amendment no. 1.

You may contact Melissa Walsh, Staff Accountant, at (202) 551- 3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Harold P. Gewerter, Esq.
        Law Offices of Harold P. Gewerter, Esq., LTD